UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement Under
Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 8)
Pacific Internet Limited
(Name of Subject Company (Issuer))
Connect Holdings Limited
Connect International Limited
Ashmore Global Special Situations Fund Limited
Ashmore Global Special Situations Fund 2 Limited
Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund
Asset Holder PCC Limited re Ashmore Emerging Markets Liquid
Investment Portfolio
Ashmore Emerging Markets Debt Fund
Ashmore Emerging Markets Debt and Currency Fund Limited
Ashmore Management Company Limited
Spinnaker Global Opportunity Fund Ltd
Spinnaker Global Emerging Markets Fund Ltd
Spinnaker Global Strategic Fund Ltd
Clearwater Undersea Cable Investments, LP
Clearwater Capital GP, Ltd
(Names of Filing Persons (Offeror))
Ordinary Shares
(Title of Class of Securities)
Y66183-10-7
(CUSIP Number of Class of Securities)
Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Filing Persons)
Copy to: Sarah C. Murphy
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom
+44 20 7832 7429
This statement is filed in connection with (check the appropriate box):
a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☑ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$112,612,027	$3,457.19

(1)	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon an estimate of the maximum number of shares which may be purchased pursuant to the tender offer at the tender offer price of $10.00 per share, or 10,237,457 shares. The maximum number of shares which may be purchased pursuant to the tender offer was calculated by adding 13,840,164 issued shares of PacNet as of 31 March 2007 and 518,580 shares issuable pursuant to the exercise of options as of 13 April 2007, and subtracting the 4,121,287 shares owned by Connect.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,003.22 Form or Registration No: TO-T Amount Previously Paid: $453.97 Form or Registration No: TO-T/A	Filing Party: Connect Holdings Limited Date Filed: May 2, 2007 Filing Party: Connect Holdings Limited Date Filed: June 7, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS
SIGNATURES
EXHIBITS

     This Amendment No. 8 (this Amendment) amends and supplements the Rule 13e-3 Transaction Statement filed under cover of Schedule TO, as amended through the date hereof (as amended the Transaction Statement), originally filed with the Securities and Exchange Commission on 2 May 2007 by Connect Holdings Limited, a company organized under the laws of Bermuda (Connect) and its shareholder and ultimate control persons: Connect International Limited (CIL), Ashmore Global Special Situations Fund Limited (GSSF), Ashmore Global Special Situations Fund 2 Limited (GSSF2), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (EMLIP), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (ARF), Ashmore Emerging Markets Debt Fund (AEMDF), Ashmore Emerging Markets Debt and Currency Fund Limited (AEMDCF), Ashmore Management Company Limited (AMC), Spinnaker Global Opportunity Fund Ltd (SGO), Spinnaker Global Emerging Markets Fund Ltd (SGEM), Spinnaker Global Strategic Fund Ltd (SGS), Clearwater Undersea Cable Investments, LP (Clearwater) and Clearwater Capital GP, Ltd (Clearwater GP) (collectively with Connect, the filing persons), relating to the offer by the filing persons to purchase all the issued ordinary shares of Pacific Internet Limited (PacNet), at a purchase price of US$11.00 net in cash per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated 2 May 2007, as amended (the Offer to Purchase), and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all applicable items in the Transaction Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this amendment shall have the meaning assigned to such terms in the Offer to Purchase or in the Statement. The filing persons have also today filed a Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A under cover of Schedule TO as a final amendment reporting the results of the Offer.
Item 7. Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006(d)
Item 7 of the Transaction Statement (incorporated in item 13 of the Tender Offer Statement) is hereby amended and supplemented to include the following new paragraphs:
     Following the successful close of Connect’s Offer on 22 June 2007, Connect is the largest shareholder of PacNet. As the largest shareholder, Connect has on 13 July 2007 sent an official request to the Board of Directors of PacNet, requesting board representation proportionate to its shareholding in the company. In view of the current composition of the Board, Connect has requested that the Board initially appoint three Connect nominees, Mr William Barney, Mr Brett Lay and Ms Grace Guang, as Directors of PacNet. Connect’s letter to the Board of PacNet is attached hereto as Exhibit (a)(5)(vi), and incorporated by reference herein.
     Although the Offer has successfully closed, Connect intends to continue to review its investment in PacNet. Connect currently intends to continue to seek to acquire additional PacNet Shares, through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as Connect shall determine, subject to applicable law and regulations. In that regard, under the Singapore Code, Connect may acquire PacNet Shares, however, for a period of six months after 12 July 2007, being the date of the close of the subsequent offer period, it may not acquire PacNet Shares, or make a second offer for PacNet Shares, at a price higher than the price paid in the Offer (US$11.00 per PacNet Share), except with the consent of the Singapore Securities Industry Council.
     As previously disclosed, we intend, when circumstances permit, to delist PacNet from the Nasdaq Global Market and terminate PacNet’s reporting obligations under U.S. federal securities laws, subject to applicable law.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 13 July 2007
Connect Holdings Limited
By:       /s/ William Barney
Title:    Director
Connect International Limited
By:       /s/ William Barney
Title:    Authorised signatory
Ashmore Global Special Situations Fund Limited
By:       /s/ William Barney
Title:    Authorised signatory
Ashmore Global Special Situations Fund 2 Limited
By:       /s/ William Barney
Title:    Authorised signatory
Asset Holder PCC Limited re Ashmore Emerging
Markets Liquid Investment Portfolio
By:       /s/ William Barney
Title:    Authorised signatory
Asset Holder PCC No 2 Limited re Ashmore Asian
Recovery Fund
By:       /s/ William Barney
Title:    Authorised signatory
Ashmore Emerging Markets Debt Fund
By:       /s/ William Barney
Title:    Authorised signatory
Ashmore Emerging Markets Debt and Currency Fund Limited
By:       /s/ William Barney
Title:    Authorised signatory
Ashmore Management Company Limited
By:       /s/ William Barney
Title:    Authorised signatory
Spinnaker Global Opportunity Fund Ltd
By:       /s/ William Barney
Title:    Authorised signatory

Spinnaker Global Emerging Markets Fund Ltd
By:       /s/ William Barney
Title:    Authorised signatory
Spinnaker Global Strategic Fund Ltd
By:       /s/ William Barney
Title:    Authorised signatory
Clearwater Undersea Cable Investments, LP
By:       /s/ William Barney
Title:    Authorised signatory
Clearwater Capital GP, Ltd
By:       /s/ William Barney
Title:    Authorised signatory

EXHIBITS INDEX
Exhibits	Description

99.1	Power of Attorney*
*	Previously filed with the SEC as an Exhibit to Schedule TO on 2 May 2007.